

January 15, 2013

VIA E-Mail
Mr. Jon W. Clark
Chief Financial Officer
Gramercy Capital Corporation
420 Lexington Avenue
New York, New York 10170

> **Re:** **Gramercy Capital Corporation**
> **Form 10-K for the year ended December 31, 2011**
> **Filed on March 15, 2012**
> **File No. 001-32248**

Dear Mr. Jon W. Clark:

We have reviewed your response letter dated December 12, 2012 and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

Note 8 – Collateralized Debt Obligations, pages 141 – 142

1. We have considered your response to comment six and note your proposal to provide additional cross-references in future filings. However, we note the existing disclosure information is not disaggregated by CDO. Please revise to provide visibility into the nature of assets held in each CDO separately. In this regard, please include a tabular presentation disclosing the face amount of each CDO and the underlying collateral composition, including the face value, fair value and credit rating associated with each individual CDO.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2012

Note 3 – Loans, Other Lending Investments and Commercial Mortgage-Backed Securities, page 19

2.   We have considered your responses to comments eight and nine.   We note that you do not intend to sell individual CMBS investments. Please clarify how your decision to explore various options with respect to your CDO management business including sale in whole, in part or in joint venture do not represent an intent to sell your CMBS investments associated with your CDO management business.   It appears you believe that your exploration of options for your CDO management business has no impact on your assessment of impairment for your commercial mortgage backed securities.   Please explain your rationale for such an assessment.   Your response should discuss the factors you relied upon and your basis in GAAP in coming to this conclusion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Wilson K. Lee at (202) 551-3468 or the undersigned at (202) 551-3438 if you have any questions.

Sincerely,

/s/ Robert F. Telewicz Jr.

Robert F. Telewicz Jr.
Senior Staff Accountant